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                                                               EXHIBIT (a)(15)


                         [CORPORATE EXPRESS LETTERHEAD]




NEWS RELEASE

          CORPORATE EXPRESS ANNOUNCES PRELIMINARY TENDER OFFER RESULTS
                          AND SHARE REPURCHASE PROGRAM


BROOMFIELD, COLORADO (April 15, 1998) - Corporate Express, Inc. (Nasdaq:CEXP), a leading supplier of non-production goods and services to large corporations, announced today the preliminary results of its Dutch Auction tender offer, which expired on Friday, April 10, 1998 at 5:00 p.m., New York City time.

The preliminary count ChaseMellon Shareholder Services, L.L.C., the Company's depository for the offer, indicated that more than 35 million shares were tendered and not withdrawn within the tender offer range. The Company expects to purchase 35 million shares tendered at a price of $10.75 per share.

The determination of the specific shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

Corporate Express, Inc. commenced the tender offer on February 6, 1998, at which time the Company announced its intention to purchase up to 35 million shares of common stock at a purchase price not greater than $11.50 nor less than $10.00 per share.

The tender offer is one of the elements in the Company's plan to increase shareholder value and earnings per share. The shares purchased represent approximately 25% of the approximately 142 million shares of common stock outstanding immediately prior to the offer. After this share purchase, the Company will have approximately 107 million shares of stock outstanding.

The Company also announced that its Board of Directors, as part of its continuing strategy to enhance shareholder value, authorized the additional repurchase of shares of common stock from time to time in open market transactions, block purchases, privately negotiated transactions and otherwise, at prevailing prices. Financing for such purchases is available through the Company's new $1.0 billion credit facility, as well as from cash flow operations. All such transactions will be conducted in compliance with applicable rules.

The Company currently operates in over 500 locations, including 80 distribution centers, utilizes a fleet of over 10,000 delivery vehicles and employs approximately 28,000 people in the United States, Canada, the United Kingdom, Ireland, Germany, Switzerland, France, Italy, Australia and New Zealand.

CONTACT: Rick Roth, VP Corporate Communications (303) 664-3970

To obtain a copy of the news release, call PR Newswire Company News On Call:
(800) 758-5804, Corporate Express Extension Number 103352 or visit our web sites at www.corporate-express.com


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